LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

08000362

2 January 2008

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 31 December 2007, Re: Proposed disposal of an industrial property and a development property for a total cash consideration of RM34.7 million for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
JAN 25 2008
THOMSON FINANCIAL

c.c. Ms Karyn Hairston - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

BURSA MALAYSIA

Form Version V3.0

General Announcement

Reference No LI-071231-54051

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	WONG PHOOI LIN
Designation *	SECRETARY

Type *	● Announcement ◌ Reply to query
Subject :*	PROPOSED DISPOSALS OF AN INDUSTRIAL PROPERTY AND A DEVELOPMENT PROPERTY FOR A TOTAL CASH CONSIDERATION OF RM34.7 MILLION ("PROPOSED DISPOSALS")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

We refer to the announcements made on 19 December 2007 and 27 December 2007 in relation to the Proposed Disposals.

Except where the context otherwise requires, the defined terms used in this announcement shall carry the same meaning as defined in the earlier announcements.

The Board of Directors of Lion Industries Corporation Berhad wishes to announce that:

i) the Proposed Disposals do not require the approval of the shareholders of the Company;
ii) the proposed disposal of the Development Property was completed on 28 December 2007; and
iii) the proposed disposal of the Industrial Property was completed on 31 December 2007.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

31 DEC 2007

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

28 December 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) General Announcement dated 27 December 2007, Re : Proposed disposals of an industrial property and a development property for a total cash consideration of RM34.7 million; and

2) General Announcement dated 27 December 2007, Re : Disposal by the Company of 5 million ordinary shares of RM0.50 each in Lion Diversified Holdings Berhad ("LDHB") representing approximately 0.68% of the issued and paid-up capital of LDHB.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

BURSA MALAYSIA

Form Version V3.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 27/12/2007 07:04:46 PM

Reference No LI-071227-CDA88

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *	● Announcement ○ Reply to query
Subject :*	PROPOSED DISPOSALS OF AN INDUSTRIAL PROPERTY AND A DEVELOPMENT PROPERTY FOR A TOTAL CASH CONSIDERATION OF RM34.7 MILLION ("PROPOSED DISPOSALS")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

We refer to the announcement made on 19 December 2007 in relation to the Proposed Disposals.

Except where the context otherwise requires, the defined terms used in this announcement shall carry the same meaning as defined in the earlier announcement.

The Board of Directors of LICB wishes to announce that the Foreign Investment Committee had on 27 December 2007 approved the proposed disposal of the Industrial Property.

The proposed disposal of the Industrial Property is now unconditional for purposes of completion.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

27 DEC 2007

BURSA MALAYSIA

Form Version V3.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 27/12/2007 07:18:14 PM

Reference No LI-071227-E1858

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *	● Announcement ○ Reply to query
Subject :*	DISPOSAL BY THE COMPANY OF 5 MILLION ORDINARY SHARES OF RM0.50 EACH IN LION DIVERSIFIED HOLDINGS BERHAD ("LDHB") REPRESENTING APPROXIMATELY 0.68% OF THE ISSUED AND PAID-UP CAPITAL OF LDHB

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

1. INTRODUCTION

The Board of Directors of LICB wishes to announce that the Company had on 26 December 2007 disposed of 5 million ordinary shares of RM0.50 each in LDHB representing approximately 0.68% of the issued and paid-up capital of LDHB at a price of RM1.95 per share via a private placement ("Disposal").

Following the Disposal, the Company together with Amsteel Mills Sdn Bhd, a subsidiary of the Company, holds an aggregate of 160,467,545 LDHB shares representing approximately 21.77% of the issued and paid-up capital of LDHB.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Attachment(s):- (please attach the attachments here)

LICB-Disposal of LDHB shares.pdf

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

27 DEC 2007

LION INDUSTRIES CORPORATION BERHAD ("LICB")

DISPOSAL BY THE COMPANY OF 5 MILLION ORDINARY SHARES OF RM0.50 EACH IN LION DIVERSIFIED HOLDINGS BERHAD ("LDHB") REPRESENTING APPROXIMATELY 0.68% OF THE ISSUED AND PAID-UP CAPITAL OF LDHB

1. INTRODUCTION

The Board of Directors of LICB wishes to announce that the Company had on 26 December 2007 disposed of 5 million ordinary shares of RM0.50 each in LDHB representing approximately 0.68% of the issued and paid-up capital of LDHB at a price of RM1.95 per share via a private placement ("Disposal").

Following the Disposal, the Company together with Amsteel Mills Sdn Bhd ("AMSB"), a subsidiary of the Company, holds an aggregate of 160,467,545 LDHB shares representing approximately 21.77% of the issued and paid-up capital of LDHB.

2. INFORMATION ON LDHB

LDHB was incorporated in Malaysia under the Companies Act, 1965 on 24 March 1970 as a private limited liability company under the name of Chocolate Products (Malaysia) Sdn Bhd. It was converted to a public limited liability company under the name of Chocolate Products (Malaysia) Berhad on 22 December 1981 and assumed its current name on 10 February 2003. LDHB was listed on the Main Board of Bursa Malaysia Securities Berhad on 11 February 1982. LDHB is an investment holding company while its subsidiaries are principally involved in property development and management, management consulting services, manufacturing and sale of computer and related products, and steel related business.

3. DETAILS OF THE DISPOSAL

The Disposal was transacted via a private placement by stockbrokers wherein the transaction price of RM1.95 per share was entered into on a willing buyer-willing seller basis and based on prevailing market prices.

The 5-day volume weighted average price ("VWAP") of LDHB shares prior to the date of Disposal was approximately RM1.91 per share. The Disposal price of RM1.95 per share represents a premium of 2% over the VWAP.

The 5 million LDHB shares was acquired on 14 March 2003 at a cost of RM4.85 million or approximately RM0.97 per share (before taking into account the subsequent capital repayment and reconstruction).

4. RATIONALE FOR THE DISPOSAL

The Disposal will result in an estimated cash inflow to the LICB Group of approximately RM9.7 million, which will be utilised for the repayment of borrowings.

For illustration purposes, assuming the interest rate of 6% per annum, the proceeds from the Disposal will result in interest savings to the Company of approximately RM600,000 per annum.

1

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

27 DEC 2007

5. EFFECTS OF THE DISPOSAL

5.1 Share Capital and Substantial Shareholders' Shareholdings

There was no effect on the issued and paid-up capital of LICB and the substantial shareholders' shareholdings in LICB as the Disposal does not involve the issuance of LICB shares.

5.2 Earnings

On a proforma basis, the Disposal is expected to improve the earnings of the LICB Group by RM7.3 million or approximately 1 sen per share for the financial year ending 30 June 2008.

5.3 Net Assets ("NA")

On a proforma basis, the Disposal is expected to improve the LICB Group's NA per share by approximately 1 sen or approximately RM7.3 million based on the audited consolidated balance sheets as at 30 June 2007.

5.4 Gearing

As the proceeds of the Disposal will be utilised for the repayment of borrowings, the gearing of the LICB Group is expected to reduce.

6. APPROVALS REQUIRED

The Disposal does not require the approval of any authorities.

7. DIRECTORS' INTERESTS

The following Directors do not consider themselves independent in respect of the Disposal ("Interested Directors"):

(i) Datuk Cheng Yong Kim who is the Managing Director and a substantial shareholder of the Company, is also the Managing Director and a substantial shareholder of LDHB.

(ii) Cheng Yong Liang who is the brother of Datuk Cheng Yong Kim.

(iii) Dato' Kamaruddin @ Abas bin Nordin who is an Executive Director of Lion Courts Sdn Bhd (a wholly-owned subsidiary of LICB), a company in which Datuk Cheng Yong Kim is deemed to have a substantial interest by virtue of his substantial shareholdings in the Company. Dato' Kamaruddin is therefore deemed to be a person connected with Datuk Cheng Yong Kim.

(iv) Heah Sieu Lay who is a Director of LDHB.

Save as disclosed above, none of the other Directors of LICB has any interest, direct or indirect, in the Disposal.

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

27 DEC 2007

8. DIRECTORS' OPINION

The Directors of LICB (save for the Interested Directors) are of the opinion that the Disposal is fair and reasonable and is in the best interest of LICB.

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

27 DEC 2007

END